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TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: February 26, 2007 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

The Board of Directors of Crew Gold Corporation is pleased to announce the appointment of Mr. Cameron Belsher to the position of Chairman of the Board. Mr. Belsher assumes the position from Mr. Hans Christian Qvist who has been Chairman since 2002.

Mr. Qvist was recently appointed President and CEO of Crew Minerals ASA, a subsidiary of the Corporation that was listed on the Oslo Stock Exchange in December 2006. Mr. Qvist has stepped aside as Chairman of the Corporation to focus on the business of Crew Minerals. Mr. Qvist, who was instrumental in leading the turn around and growth of the Corporation, will remain a director of the Corporation and the Board would like to express its gratitude for his leadership over the past five years.

Mr. Belsher has been a member of the Board since 2002 and has been an active participant in the turn around and development of the Corporation. He is a senior partner with the law firm Farris, Vaughn, Wills & Murphy LLP located in Vancouver, British Columbia and is regarded as one of Canada’s leading corporate finance and mergers and acquisitions practitioners. Mr. Belsher, together with Crew CEO, Jan Vestrum, led the negotiations and execution of the Corporation’s successful acquisition in 2005 of Guinor Gold Corporation, which holds the Corporation’s LEFA gold project in Guinea.

Mr. Belsher commented “I look forward to working with Jan Vestrum, Hans Christian Qvist and the rest of the Crew Board and management in implementing the Corporation’s stated goal of achieving one million ounces of annual gold production within the next two or three years”.

Jan A Vestrum

President & CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as “believes”, “anticipates”, “continue”, “could”, “expects”, “indicates”, “plans”, “will”, “may”, “projects”, “would” or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew’s actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading “Risks and Uncertainties” in Crew’s Annual Information Form dated October 10, 2006, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

Endnotes

News Release – February 26, 2007

Chairman Appointment